UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       COLORADO WYOMING RESERVE COMPANY
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                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                        (Title of Class of Securities)

                                   628652109
                             ---------------------
                                (CUSIP Number)


           Kim M. Fuerst                           With copies to:
            President and                    Patricia M. Mitchell, Esq.
      Chief Executive Officer                Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC         370 17th Street, Suite 4700
      1801 Broadway, Suite 600                 Denver, Colorado  80202
       Denver, Colorado 80202                      (303) 892-9400
           (303) 296-1908

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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  MAY 28, 1999
                             ---------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628652109               SCHEDULE 13D                 Page 2 of 5 Pages
         -----------                                               ---  ---
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   1     NAME OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            F. Robert Tiddens
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*

            00 - (See Items 3 and 4)
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    533,030 (See Item 5.)
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   533,030 (See Item 5.)
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            533,030 (See Item 5.)
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         |_|


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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 5.4%, based upon 9,767,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the 100,000 shares of Common Stock issuable upon exercise of a director stock option.
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  14      TYPE OF REPORTING PERSON*

            IN
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


Colorado Wyoming Reserve Company                              Page 3 of 5 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D                                    June 8, 1999


ITEM 1.     SECURITY AND ISSUER.

            Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

            Colorado Wyoming Reserve Company
            c/o Trinity Petroleum Management, LLC
            1801 Broadway, Suite 600
            Denver, Colorado 80202
            (303) 296-1908

            The names and addresses of the principal executive officers of the Company are as follows:

   NAME                       TITLE                         ADDRESS

Kim M. Fuerst            President, Treasurer,         1801 Broadway, Ste 600
                         CEO & CFO                     Denver, CO 80202

Faisal Chaudhary         Secretary                     151 Toby Lane
                                                       Anaheim Hills, CA 92807


ITEM 2.     IDENTITY AND BACKGROUND.

      (a)   F. Robert Tiddens
      (b)   8360 E. Hinsdale Avenue, Englewood, Colorado 80112
      (c)   Director
      (d) Mr. Tiddens has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
      (e) Mr. Tiddens has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
      (f)   United States citizenship.

Colorado Wyoming Reserve Company                              Page 4 of 5 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D                                    June 8, 1999


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On July 14, 1998, Mr. Tiddens used personal funds in the amount of $12,000 to purchase shares of the Company's Common Stock in a private transaction. Mr. Tiddens received 12,000 shares at that time, with the understanding that if a private placement of Common Stock was undertaken by the Company in the future at a price less than $1.00 per share, the Company would issue additional shares to Mr. Tiddens so that his price per share was equal to that paid by investors in the private placement.

      On May 28, 1999, the Company closed a private placement of Common Stock at a price of $0.10 per share, issuing 7,060,000 shares to subscribers in the private placement for an aggregate offering price of $706,000.00. Pursuant to the Company's previous agreement with Mr. Tiddens, therefore, Mr. Tiddens received an additional 108,000 shares of Common Stock, causing his purchase price to equal $0.10 per share.


ITEM 4.     PURPOSE OF TRANSACTION.

      This Amendment No. 2 is being filed to report a material decrease in Mr. Tiddens' equity ownership in the Company resulting from the closing of the Company's private placement of Common Stock on May 28, 1999. At the closing, the Company was obligated to issue 7,060,000 shares of Common Stock to investors in the private placement, and 108,000 additional shares of Common Stock to Mr. Tiddens pursuant to his prior share purchase agreement with the Company.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a)- (b) Mr. Tiddens beneficially owns 533,030 shares of Common Stock, which represents approximately 5.4 percent of the Company's outstanding Common Stock. Mr. Tiddens has sole voting and dispositive power over such Shares.

(c) Mr. Tiddens has not been involved in any Share transactions during the last sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Mr. Tiddens is the beneficial owner of more than five percent of the Company's outstanding Shares.

Colorado Wyoming Reserve Company                              Page 5 of 5 Pages
AMENDMENT NO. 2 TO SCHEDULE 13D                                    June 8, 1999


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangements, understandings or relationships between Mr. Tiddens and any other person with respect to any securities of the Company other than the director stock option referenced previously.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A -- Letter Agreement, dated July 14, 1999, between the
                         Company and F. Robert Tiddens.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated June 8, 1999                     /s/ Robert Tiddens
                                    ------------------------------------------
                                       F. Robert Tiddens, Director

                         EXHIBIT INDEX TO SCHEDULE 13D


Exhibit A   Letter Agreement, Dated July 14, 1999, between the Company and
            F. Robert Tiddens.

                                   EXHIBIT A



                                 [LETTERHEAD]



July 14, 1998

COLORADO WYOMING RESERVE COMPANY
1801 Broadway Ste. #600
Denver, CO  80202

Attn:  Ms. Michelle Hillar
Via: Facsimile

Gentlemen:

Attached hereto is my personal check in the amount of $12,000.00 to purchase common stock in Colorado Wyoming Reserve Company (OTC Bulletin Board, CWYR). It is my understanding that the amount of shares will be determined at a later date and the price will be based on the price per share pursuant to the Company's impending Private Placement Offering of Common Stock.

I understand that these shares will carry a restrictive legend and are for investment purposes only.

Sincerely,

/s/ F. Robert Tiddens
F. Robert Tiddens

CC:  Mssrs. Kim Fuerst and Faisal Chaudhary